UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

           (CHECK ONE): /   / Form 10-KSB / / Form 20-F / / Form 11-K
                         / X / Form 10-QSB / / Form N-SAR

   For Period Ended:  September 30, 2006  / / Transition Report on Form 10-K
          / / Transition Report on Form  20-F
          / / Transition Report on Form 11-K
          / / Transition Report on Form 10-Q
          / / Transition Report on Form N-SAR
          For the Transition Period Ended: ______________________________


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READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification  relates to a portion of the filing checked above,  identify the Item (s) to which the notification relates:



PART 1 - REGISTRANT INFORMATION

                              Sonex Research, Inc.
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Full Name of Registrant

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Former Name if Applicable
                                23 Hudson Street
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Address of Principal Executive Office (Street and Number)

                              Annapolis, MD 21401
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


 /X/    (a) The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
 / /    (b) The subject annual report,  semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof,
		will be filed on or before the fifteenth  calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
 / /    (c) The  accountant's  statement or other exhibit  required by Rule 12b-
            25(c) has been attached if applicable.


PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


The Registrant has not filed its Annual Reports on Form 10-KSB for the years ended December 31, 2004 and 2005 primarily because the Registrant lacks the financial resources to engage an independent registered public accounting firm to conduct an audit of the related financial statements and because it lacks the staffing to prepare the Forms 10-KSB due in large part to the amount of time management has devoted and the amount of funds the Registrant has spent in responding to litigation. For the same reasons, the Registrant has been unable to file its Quarterly Reports on Form 10-QSB for 2005 and 2006, and is unable to predict when it will be able to make these filings. There can be no assurance that these filings will be made at all.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         George E. Ponticas          410               266-5556
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              (Name)             (Area code)       (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                            /  / Yes   / X / No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            /   / Yes   / X / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.





                              Sonex Research, Inc.
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                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: November 13, 2006            By:          /s/ George E. Ponticas
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                                   George E. Ponticas, Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

__________________________________ATTENTION____________________________________
     INTENTIONAL MISSTATEMENTS OR OMMISSIONS OF FACT CONSTITUTE FEDERAL
          CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).